*AB 3/7

15047456

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 0 2 2015 WASH, D.C. 201

SEC FILE NUMBER
8- 065500

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.J. Whitman LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

622 Third Avenue, 32nd Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vincent Dugan — (212) 888-2290
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10/15

OATH OR AFFIRMATION

I, Vincent Dugan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of M.J. Whitman LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Notary Public

JOSHUA RYAN LITTLE
Notary Public, State of New York
No. 02LI6299525
Qualified in New York County
Commission Expires March 24, 2018

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Member's Capital.
- ☐ (f) Statement of Cash Flows.
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (h) Computation of Net Capital.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M.J. Whitman LLC

(A wholly owned subsidiary of Third Avenue Holdings Delaware LLC)

Consolidated Statement of Financial Condition

December 31, 2014

M.J. Whitman LLC
(A wholly owned subsidiary of Third Avenue Holdings Delaware LLC)
Index
December 31, 2014

pwc

Report of Independent Registered Public Accounting Firm

To the Management of M.J. Whitman LLC

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of M.J. Whitman LLC and its subsidiary (the "Company") at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. The consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2015

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

M.J. Whitman LLC
(A wholly owned subsidiary of Third Avenue Holdings Delaware LLC)
Consolidated Statement of Financial Condition
December 31, 2014

Assets		
Cash and cash equivalents	$	1,716,806
Receivable from clearing broker		536,653
Prepaid expenses		49,053
Furniture and equipment (net of accumulated depreciation and amortization of $40,313)		9,596
Receivable from affiliates		8,181
Total assets	$	2,320,289
Liabilities and Member's Capital		
Accrued expenses	$	233,858
Taxes payable to Parent		27,168
Payable to affiliates		9,022
Total liabilities		270,048
Commitments and contingencies (Note 6)		
Member's capital		2,050,241
Total liabilities and member's capital	$	2,320,289

The accompanying notes are an integral part of this Statement of Financial Condition.

1. Organization and Description of Business

M.J. Whitman LLC ("MJW") is a wholly owned subsidiary of Third Avenue Holdings Delaware LLC (the "Parent"). MJW has one wholly owned subsidiary, Private Debt LLC, (together with MJW, the "Company"). MJW, a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"), was organized as a Limited Liability Company under the laws of the State of Delaware on May 15, 2002 to assume the business of M.J. Whitman, Inc., a New York Corporation. Affiliated Managers Group, Inc. holds an indirect majority equity interest in the Parent. The Parent also owns Third Avenue Management LLC ("TAM"), an investment advisor to the Third Avenue Trust and Third Avenue Variable Series Trust, separately managed accounts, and other investment products.

The Company provides brokerage services to institutional and retail clients. The Company has a clearing agreement with J.P. Morgan Clearing Corporation ("JPMCC"). All of MJW's customer accounts are introduced on a fully disclosed basis to, and carried by, JPMCC. The Company maintains a "Special Account for the Exclusive Benefit of Customers" and claims exemption from the Customer Protection Rule (SEC Rule 15c3-3) pursuant to provisions (k)(2)(i) and (k)(2)(ii) of such rule.

2. Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements include the accounts of MJW and its wholly owned subsidiary, although MJW does not guarantee any liabilities or obligations of the subsidiary. All significant intercompany accounts have been eliminated. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts included in the financial statements and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments, including money market mutual funds and marketable securities with original maturities of three months or less, to be cash equivalents.

Revenue Recognition

Securities transactions and related revenues and expenses are recorded on a trade date basis.

The Company receives fees for sales and servicing related to shares of mutual funds, including shares of mutual funds which are affiliates of the Company. These fees are based on a percentage of the net assets of the mutual funds.

Furniture and Equipment

Property and equipment are stated at cost and are depreciated over their estimated useful lives, ranging from five to seven years, using the straight-line or accelerated methods. The difference between the accelerated method and the straight-line method is not material. Costs of maintenance and repairs are charged to expense, while costs of significant renovations and betterments are capitalized.

Income Taxes
The Company is not subject to federal or New York State income taxes. The Parent, as the sole member of the Company, is responsible for reporting the Company's income and expenses on its partnership tax returns.

The Company is subject to New York City unincorporated business taxes, with its results being included on the New York City unincorporated business tax return filed by its Parent. The Parent allocates this tax to the Company as if the Company were a separate taxpayer. The Company and its Parent file tax returns in other jurisdictions, some of which impose tax on limited liability companies.

Accounting principles generally accepted in the United States of America set forth a minimum threshold for financial statement recognition of the benefit of a tax position taken or expected to be taken in a tax return. The Parent, and the Company, did not have any unrecognized tax benefits in the accompanying financial statements. The Parent and the Company may be subject to examination by federal, state, local or foreign taxing authorities. As of December 31, 2014, the tax returns that remain subject to examination under the appropriate statute of limitations are generally the returns filed for the years from 2011 forward, although in certain jurisdictions in which the Parent or the Company file tax returns, 2010 returns may still be open to examination.

3. Regulatory Requirements

The Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital. The rule prohibits a broker-dealer from engaging in securities transactions when its net capital falls below a specified minimum amount. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items, pursuant to SEC Rule 15c3-3. At December 31, 2014, the Company had net capital of $1,966,465, which exceeded the required net capital of $250,000 by $1,716,465.

The Company claims exemption under provisions of SEC Rule 15c3-3 in that the Company maintains a "Special Account for the Exclusive Benefit of Customers" pursuant to paragraph (k)(2)(i) of that rule, and the Company's activities are limited to those set forth in the conditions for exemptions appearing in paragraph (k)(2)(ii) of that rule, as all customer transactions are cleared through JPMCC on a fully disclosed basis.

4. Receivable from Clearing Broker

The Company is an introducing broker that clears its customer security transactions through JPMCC on a fully disclosed basis. The Company pays JPMCC a fixed ticket charge for clearing its transactions and other expenses such as floor brokerage and custody fees. At December 31, 2014, $536,653 is receivable from the clearing broker consisting primarily of credit balances in the Company's principal accounts along with commissions due on transactions, net of expenses the Company owes to JPMCC.

5. Furniture and Equipment

Furniture and equipment at December 31, 2014 are summarized as follows:

Furniture and equipment	$	49,909
Less: Accumulated depreciation and amortization		(40,313)
	$	9,596

During 2014, the Company disposed of $16,879 of fully depreciated furniture and equipment.

6. Commitments and Contingencies

The Company has various contractual commitments arising in the ordinary course of business. In the opinion of management, the consummation of such commitments will not have a material adverse effect on the financial position of the Company.

In the ordinary course of its business activities, the Company is subject to claims, legal proceedings and other contingencies. Any such potential matters are subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to the Company. The Company establishes accruals for matters that are probable and can be reasonably estimated. Management believes that any liability in excess of these accruals upon the ultimate resolution of these matters will not have a material adverse effect on the financial condition of the Company.

The Parent is obligated under noncancelable lease agreements through August 2022. The Company and its affiliates will be allocated a portion of the expenses by the Parent. Minimum rental commitments of the Parent under these leases are as follows:

Year Ending	Minimum Rental Commitments
2015	$ 2,522,736
2016	2,412,900
2017	2,600,000
2018	2,600,000
2019	2,600,000
Thereafter	7,062,502

7. Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company, on behalf of clients, enters into various debt and equity transactions in the securities markets. The execution of these transactions may result in off-balance sheet risk or concentration of credit risk. The Company records securities transactions on a trade date basis, and therefore, is exposed to credit risk in the event that counter parties are unable to fulfill contractual agreements.

Pursuant to its current clearing agreement with JPMCC, the Company is liable for amounts uncollected from customers introduced by the Company. As JPMCC's right to charge the Company has no maximum amount, and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right and is currently not aware of any probable losses under such arrangements.

8. Related Party Transactions

As described in Note 2, the Company earns fees for sales and servicing related to shares of mutual funds advised by TAM.

The Company shares personnel, office space and facilities with related companies and, accordingly, certain expenses have been allocated among the entities based upon factors such as relative office space square footage and estimates of employees time spent supporting the various entities. The Company reimburses affiliates for its share of allocated expenses which were initially paid by those affiliates.

Subsequent to monthly reconciliations and closings, balances due to and due from affiliates are reimbursed.

9. Subsequent Events

The Company has performed an evaluation of subsequent events through the date the Statement of Financial Condition was issued and has determined that there were no material events that would require an adjustment to or additional disclosure in the Company's Statement of Financial Condition.